UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated October 26, 2006.

2.               Announcements regarding transactions in ABB’s registered shares, par value CHF 2.50, made by the directors or members of the Executive Committee.

The information provided by Item 1 above and on pages 3 through 17, inclusive, is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

Press Release

ABB Group Q3 results 2006

ABB net income doubles in third quarter

•                  Orders increase 19 percent on global growth and drive for energy efficiency

•                  EBIT margin rises to 11.4 percent on higher volumes and strong execution

•                  Net income doubles to $397 million, lifting net margin to 6.6 percent

Zurich, Switzerland, Oct. 26, 2006 – ABB’s third-quarter net income more than doubled to $397 million from $188 million in the same period of 2005, helped by higher volumes and strong project execution.

Earnings before interest and taxes (EBIT) increased 48 percent to $686 million from $463 million a year earlier and the EBIT margin, or EBIT as a percentage of revenues, increased to 11.4 percent from 8.3 percent.

Orders rose 19 percent (16 percent in local currencies), spurred by a number of factors, such as continued strong global industrial demand, the need for reliable power supplies to sustain growth in emerging markets, and efforts to offset higher oil prices by improving energy efficiency and productivity.

“We are benefiting from our leading market positions in power technology and industrial automation,” said Fred Kindle, ABB President and Chief Executive Officer. “The strong order development reflects investments by our customers to raise productivity and build modern energy-efficient power networks. Improvements in operational performance and project management are clearly showing up in our earnings.”

2006 Q3 key figures	Q3 06	Q3 05(1)	Change
$ millions unless otherwise indicated			US$	Local
Orders	6,768	5,684	19%	16%
Revenues	6,025	5,606	7%	5%
EBIT	686	463	48%
EBIT margin (%)	11.4%	8.3%
Net income	397	188
Net margin (%)	6.6%	3.4%
Basic and diluted net income per share ($)	0.18	0.09
Cash flow from operating activities	523	359

(1) Adjusted to reflect the reclassification of activities to Discontinued operations

Summary of results

Order growth in the third quarter was driven by the two product divisions and by demand for automation solutions, particularly in the oil and gas industry.

Orders increased by at least 10 percent in all regions. The Middle East and Africa recorded the strongest growth, with several large contracts secured in Algeria and South Africa. Order growth remained high in Europe at 25 percent (19 percent in local currencies), with significant increases from Sweden, the U.K., Spain, Germany and Russia. Increased demand from South America supported the order intake in the Americas and business in Asia continued to benefit from the rapid pace of development in China and India.

Demand was strong for core products such as transformers and energy-saving motors and drives. The company also experienced an increase in orders for automation systems and equipment to increase factory productivity, and for services where ABB performs maintenance operations for customers.

Large orders (more than $15 million) rose 31 percent (30 percent in local currencies) and base orders (less than $15 million) were up 17 percent (14 percent in local currencies). Large orders now represent 15 percent of total orders compared with 13 percent in the third quarter of 2005. The order backlog at the end of September rose to $16,346 million from $15,671 million three months earlier and $12,915 million a year ago.

Revenues rose 7 percent (5 percent in local currencies) to $6,025 million, with the strongest performance coming from the two product divisions. Revenues increased in all regions, led by Asia and the Middle East and Africa.

Orders continued to increase faster than revenues, reflecting the high proportion of large projects in the order backlog, particularly in the Power Systems and Process Automation divisions, for which revenues will materialize over several quarters including periods beyond the end of 2007.

The higher EBIT and EBIT margin was achieved through higher volumes, better execution in large projects and other operational improvements. All divisions except for Robotics were able to improve their EBIT margins, and corporate costs were further reduced.

Finance net(1) decreased to minus $29 million in the third quarter from minus $59 million a year earlier, reflecting the reduction in overall debt levels. The effective tax rate in the quarter was 29 percent, down from 33 percent a year earlier, primarily due to increased earnings derived from lower-tax jurisdictions.

A loss of $28 million was recorded in the third quarter of 2006 in discontinued operations, primarily related to the planned disposal of a business in the Power Products division.

Cash flow from operations was influenced by two main factors. Higher earnings and customer advances were offset by an increase in working capital due to higher business volumes, primarily in the Power Products division. The increased cash flow in the third quarter of 2006, relative to the comparable period of 2005, was mainly due to the cessation of our previous securitization program, which predominantly affected the Automation Products and Process Automation divisions.

ABB continued to strengthen its financial position during the quarter. Cash and marketable securities increased to $3,888 million at the end of September from $3,569 million three months earlier. The net cash position improved to about $700 million from about $300 million at the end of the previous quarter. Gearing was 34 percent at the end of September 2006, compared with 36 percent at the end of the second quarter of 2006.

Divisional performance Q3 2006

Power Products division

2006 Q3 key figures	Q3 06	Q3 05	Change
$ millions unless otherwise indicated			US$	Local
Orders	1,984	1,606	24%	21%
Revenues	1,852	1,516	22%	19%
EBIT	253	180	41%
EBIT margin (%)	13.7%	11.9%
Cash flow from operating activities	130	191

(1) Finance net is the difference between interest and dividend income and interest and other finance expense.

Order growth remained strong in the third quarter, primarily on higher base orders. Investments continued by utility customers in western Europe to refurbish existing power infrastructure and in Asia to expand their networks. Demand in the Middle East and Africa remained strong with many projects sourced through European and Asian partners.

Revenues increased in all businesses, with particularly strong growth in the transformer and high-voltage products businesses. Price increases to compensate for higher raw material costs also contributed to the growth. Expenses related to the transformer consolidation program announced last year were $4 million in the third quarter of 2006 (third-quarter 2005: $14 million), bringing costs for the first nine months of the year to $24 million (January-September 2005: $80 million). EBIT and EBIT margin rose significantly for the division as the strength of demand enabled plants to operate at higher capacity, as well as from operational improvements.

Power Systems division

2006 Q3 key figures	Q3 06	Q3 05	Change
$ millions unless otherwise indicated			US$	Local
Orders	1,050	1,209	-13%	-13%
Revenues	1,072	1,031	4%	2%
EBIT	76	38	100%
EBIT margin (%)	7.1%	3.7%
Cash flow from operating activities	73	35

Orders declined in the third quarter due to both the timing of project awards this year and the high level of large orders in the same period of 2005, particularly in the Middle East. Base orders, which on average account for about three-quarters of total division orders, rose 14 percent (12 percent in local currencies). A drop in orders in the Americas and Europe was partially offset by an increase in Asia, where India and China are investing to expand and strengthen their power networks to meet demand spurred by the rapid pace of economic growth.

Revenues grew moderately versus the same quarter in 2005, reflecting the scheduled project progress from the existing order backlog. EBIT and EBIT margin increased significantly, primarily due to improved project selection and execution, and higher capacity utilization.

Automation Products division

2006 Q3 key figures	Q3 06	Q3 05	Change
$ millions unless otherwise indicated			US$	Local
Orders	1,857	1,535	21%	17%
Revenues	1,700	1,440	18%	14%
EBIT	270	211	28%
EBIT margin (%)	15.9%	14.7%
Cash flow from operating activities	289	71

Industrial markets continued to develop favorably in the third quarter, leading to a further increase in demand. Orders were higher in all business units, with the strongest growth in the low-voltage drives, motors, breakers and switches businesses. Orders rose in all regions, led by Asia on demand from China and India. There was also a strong increase in the Americas, driven by the U.S., as well as in eastern Europe and the Middle East.

Revenues increased in the period due to continued strong market demand, yielding higher volumes and prices. Revenue growth and high capacity utilization contributed to a further increase in EBIT and EBIT margin.

Process Automation division

2006 Q3 key figures	Q3 06	Q3 05	Change
$ millions unless otherwise indicated			US$	Local
Orders	1,828	1,227	49%	44%
Revenues	1,322	1,183	12%	9%
EBIT	139	88	58%
EBIT margin (%)	10.5%	7.4%
Cash flow from operating activities	171	45

Demand for automation solutions grew in all sectors and regions. This was primarily driven by the continued efforts of customers to expand capacity and to increase the efficiency and productivity of their facilities. The trend resulted in an exceptional increase in large orders. The businesses with the strongest growth were oil and gas and minerals, supported by marine, pulp and paper and performance services.

Regionally, orders were higher in the Middle East and Africa, driven mainly by large orders from the oil and gas industry. Orders in Europe increased as customers expanded in the emerging markets of the east, and the Americas benefited from demand in the pulp and paper sector and for performance services. Orders declined in Asia, mainly reflecting a reduction in the scope of work on a previously booked project in Thailand.

Revenues rose in the third quarter, reflecting the progress made on the significant backlog of large orders and an increase in the service business. Strong execution of large projects and increased revenues from services contributed to the improvement in EBIT and EBIT margin compared with the third quarter of 2005.

Robotics division

2006 Q3 key figures	Q3 06	Q3 05	Change
$ millions unless otherwise indicated			US$	Local
Orders	295	301	-2%	-6%
Revenues	281	426	-34%	-36%
EBIT	5	25	-80%
EBIT margin (%)	1.8%	5.9%
Cash flow from operating activities	7	(13)

Revenues declined in the third quarter, reflecting continued weak demand from the automotive market, which accounts for about three-quarters of the division’s business. Orders rose in certain non-automotive general industry sectors, including packaging, consumer electronics and food processing. Orders were lower in all regions although the decline slowed from previous quarters.

The division is continuing to apply operational measures announced in the first quarter of 2006, including higher spending on research and development. These led to additional costs in the period that affected EBIT and EBIT margin, which were lower than in the same quarter of 2005.

Non-core activities and Corporate

In the third quarter of 2006, Non-core activities generated EBIT of $24 million compared with $10 million a year earlier.

Lummus, which is part of our oil, gas and petrochemicals business, recorded large orders of about $270 million on the strength of industry demand. Operational improvements were offset primarily by a loss provision for a previous project. In addition, Lummus is in negotiations toward resolving outstanding claims for a large project. Equity Ventures reported stable income and Building Systems had a break-even result in the quarter.

Corporate costs fell to $81 million from $89 million in the same period of 2005 as cost reductions continued at the local and Zurich head offices.

Asbestos

In April 2006, following the resolution of Combustion Engineering’s asbestos liabilities, ABB Lummus Global Inc., another U.S. subsidiary, filed a separate asbestos-related pre-packaged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code. The Lummus Plan of Reorganization became final and effective on Aug. 31, 2006.

Management

ABB recently announced two new appointments to the Executive Committee with effect from Jan. 1, 2007. Peter Leupp, manager of ABB in China, was named head of the Power Systems division and Diane de Saint Victor, currently general counsel at European Aeronautic Defence and Space Company (EADS), was appointed general counsel.

ABB also hired Clarissa Haller from Roche as head of Corporate Communications with effect from Oct. 1.

Outlook

ABB’s outlook for the remainder of 2006 and into 2007 remains strong. Demand for power transmission and distribution infrastructure is expected to continue growing in Asia and the Middle East. Equipment replacement and improved network efficiency and reliability are forecast to be the key drivers of higher demand in Europe and North America.

ABB expects the pace of automation-related industrial investments to continue into early 2007 in most sectors, notably metals and minerals, marine, and oil and gas. Overall, automation-related demand growth is expected to be strongest in Asia and the Americas, with more modest growth in Europe.

While ABB’s overall market environment is currently very favorable, business risks include the impact of price volatility for oil and other commodities on the global economy and the potential for further political instability in several regions of the world. The global outlook remains strong. While the current rapid pace of growth in order intake is expected to slow in 2007, we expect ABB to continue to take advantage of the favorable global investment environment.

More information

The 2006 Q3 results press release and presentation slides are available from Oct. 26, 2006, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a media call today starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611; from Sweden, +46 8 5069 2105; from the U.S. and Canada +1 866 291 4166; and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 72 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 577, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (9:00 a.m. EDT). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in 15 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for 96 hours. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 563, followed by the # key.

Investor calendar 2007
Q4/Full Year 2006 results	Feb. 15, 2007
Q1 2007 results	April 26, 2007
ABB Ltd Annual General Meeting	May 3, 2007
Q2 2007 results	July 26, 2007
Q3 2007 results	Oct. 25, 2007

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 107,000 people.

Zurich, Oct. 26, 2006

Fred Kindle, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the section entitled “Outlook,” as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and costs associated with compliance activities, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations: Thomas Schmidt, Wolfram Eberhardt (Zurich, Switzerland) Tel: +41 43 317 6568 Fax: +41 43 317 7958 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 7111 Sweden: Tel. +46 21 325 719 USA: Tel. +1 203 750 7743 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 CH-8050 Zurich, Switzerland

ABB third-quarter (Q3) and year-to-date 2006 key figures

$ millions unless otherwise indicated		Q3 06	Q3 05	Change		Jan- Sept 2006	Jan- Sept 2005	Change
				US$	Local			US$	Local
Orders	Group	6,768	5,684	19%	16%	21,083	17,941	18%	18%
	Power Products	1,984	1,606	24%	21%	6,703	5,272	27%	27%
	Power Systems	1,050	1,209	-13%	-13%	3,744	3,350	12%	13%
	Automation Products	1,857	1,535	21%	17%	5,758	4,754	21%	22%
	Process Automation	1,828	1,227	49%	44%	5,169	4,078	27%	28%
	Robotics	295	301	-2%	-6%	889	1,219	-27%	-27%
	Non-core activities	532	344	55%	49%	1,313	1,072	22%	23%
	Corporate (consolidation)	-778	-538			-2,493	-1,804
Revenues	Group	6,025	5,606	7%	5%	17,391	16,324	7%	7%
	Power Products	1,852	1,516	22%	19%	5,134	4,446	15%	16%
	Power Systems	1,072	1,031	4%	2%	3,115	2,916	7%	8%
	Automation Products	1,700	1,440	18%	14%	4,914	4,344	13%	14%
	Process Automation	1,322	1,183	12%	9%	3,857	3,656	5%	7%
	Robotics	281	426	-34%	-36%	946	1,199	-21%	-20%
	Non-core activities	401	555	-28%	-29%	1,191	1,480	-20%	-19%
	Corporate (consolidation)	-603	-545			-1,766	-1,717
EBIT	Group	686	463	48%		1,838	1,235	49%
	Power Products	253	180	41%		671	427	57%
	Power Systems	76	38	100%		186	103	81%
	Automation Products	270	211	28%		753	600	26%
	Process Automation	139	88	58%		377	285	32%
	Robotics	5	25	-80%		13	79	-84%
	Non-core activities	24	10	140%		72	28	157%
	Corporate	-81	-89			-234	-287
EBIT margin (%)	Group	11.4%	8.3%			10.6%	7.6%
	Power Products	13.7%	11.9%			13.1%	9.6%
	Power Systems	7.1%	3.7%			6.0%	3.5%
	Automation Products	15.9%	14.7%			15.3%	13.8%
	Process Automation	10.5%	7.4%			9.8%	7.8%
	Robotics	1.8%	5.9%			1.4%	6.6%
	Non-core activities	6.0%	1.8%			6.0%	1.9%

ABB Q3 2006 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions unless otherwise indicated	Q3 06	Q3 05	US$	Local	Q3 06	Q3 05	US$	Local
Europe	2,836	2,264	25%	19%	2,896	2,776	4%	—
Americas	1,270	1,148	11%	9%	1,098	1,071	3%	—
Asia	1,709	1,552	10%	10%	1,514	1,283	18%	16%
Middle East and Africa	953	720	32%	36%	517	476	9%	11%
Group total	6,768	5,684	19%	16%	6,025	5,606	7%	5%

Appendix I

Reclassifications

Amounts reported for prior periods in the consolidated financial statements have been reclassified to conform to the current period’s presentation, primarily as a result of the application of Statement of Financial Accounting Standards No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), in reflecting assets and liabilities held for sale and in discontinued operations.

Revenues of $149 million that were previously classified as product revenues during the first and second quarters of 2006, have been reclassified as service revenue in the consolidated income statement for the nine-month period ended September 30, 2006.  ABB made this reclassification from product revenues to service revenues based on the nature of the underlying arrangements with third-party customers. The corresponding amounts for the third quarter have been classified as services revenues for the three-month period ended September 30, 2006.  Corresponding reclassifications of a total of $103 million were made from the related cost of products to cost of services provided in the consolidated income statement for the nine-month period ended September 30, 2006. These reclassifications did not change the total amount of 2006 revenues or cost of sales reported in any of the 2006 quarterly periods. The amounts reported as service and product revenues for periods prior to 2006 did not require reclassification.

Modified CE Plan of Reorganization (Asbestos obligations)

During the second quarter of 2006, the Modified CE Plan of Reorganization for Combustion Engineering (CE), a subsidiary of ABB in the U.S., became effective. Certain actions taken in connection with making the Plan effective resulted in changes to our consolidated financial statements for the nine-month period ended September 30, 2006. These changes are summarized below. For additional information, regarding the background of the Modified CE Plan of Organization, our asbestos obligations and the Plan effective date, please refer to ABB’s 2005 Annual Report on Form 20-F, as well as our second-quarter press release dated July 27, 2006.

The 30,298,913 ABB shares reserved to cover part of ABB’s asbestos liabilities were contributed to the Combustion Engineering 524(g) Asbestos Personal Injury Trust (PI Trust) on April 20, 2006, and resulted in a reduction in Asbestos obligations, and an increase in the Capital stock and additional paid-in capital of $407 million. In addition, the mark-to-market accounting treatment of the ABB CE Settlement Shares contributed to the PI Trust, resulted in an expense of $114 million in the item Loss from discontinued operations, net of tax in ABB’s consolidated income statement for the nine month period ended September 30, 2006.  Following the effective date of the Plan, ABB discounted the ABB promissory notes and other required asbestos contributions at our incremental borrowing rate. The total discount adjustment on the value of the ABB promissory notes and other required contributions resulted in non-cash income of approximately $45 million, which is reflected in the item Loss from discontinued operations, net of tax in the consolidated income statement for the nine-month period ended September 30, 2006.

Debt securities transactions

In the second quarter of 2006, a bond conversion of ABB’s previously outstanding $968-million, 4.625-percent convertible bonds due in May 2007 was completed, resulting in the issuance of approximately 105 million new ABB shares.  Net costs of $43 million associated with the conversion were recorded in the second-quarter 2006 consolidated income statement in Interest and other finance expense, net. As a result of the transaction, ABB’s total debt decreased by approximately $930 million and equity increased by the same amount. For further details regarding this transaction, please refer to ABB’s second-quarter press release dated July 27, 2006.

ABB also completed a bond exchange offering in the second quarter of 2006 to extend the maturity profile of its outstanding public debt. The offering related to its 9.5-percent €500-million bonds due 2008, and its 10-percent £200-million bonds due 2009.  Following the completion of the offer, ABB issued a new 4.625-percent €700-million bond due 2013.  As a result, the principal remaining amount outstanding for the 2008 bonds is approximately €77 million, and approximately £20 million for the 2009 bonds.  For further details regarding this transaction, please refer to ABB’s second-quarter press release dated July 27, 2006.

Discontinued operations

During the third quarter of 2006, ABB recorded a loss of $28 million in Loss from discontinued operations, net of tax, primarily related to the planned disposal of a business in the Power Products division.

During the third quarter of 2005, ABB recorded a loss of approximately $50 million in Loss from discontinued operations, net of tax, including a $26 million loss related to the planned sale of a portfolio of finance leases in Finland and a $23 million expense on the mark-to-market treatment of the approximately 30 million ABB shares reserved to cover part of our asbestos liabilities, described above.

Employee benefits funding

During the nine months ended September 30, 2006, ABB made $350 million of contributions, including discretionary contributions of approximately $200 million, to its pension and other postretirement benefit plans. The majority of the current year contributions have been made in the form of marketable securities. ABB may make additional discretionary pension contributions during the remainder of 2006.

Accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in other comprehensive income and as a separate component of stockholders’ equity. SFAS No. 158 will be effective for ABB in the fourth quarter of 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. Based on our unfunded obligation as of December 31, 2005, the adoption of SFAS 158 would have resulted in a non-cash charge to equity of approximately $560 million.  However, the effect at December 31, 2006, the adoption date, or any other future date could significantly differ depending on the measurement of pension assets and obligations at such date. The adoption of SFAS 158 will not affect our results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)” which is effective for fiscal years beginning after December 15, 2006.  This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a “more likely than not” threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to retained earnings. The new guidance will be effective for ABB on January 1, 2007. ABB expects the transition effects to consist of reclassification of certain income-tax related liabilities in our consolidated financial statements and an immaterial adjustment to the balance of Retained Earnings. Prior periods will not be restated as a result of this required accounting change.

Local currencies

The results of operations and financial position of many of ABB’s non-U.S. subsidiaries are recorded in the currencies of the countries in which those subsidiaries reside. The company refers to these as “local currencies.” However, ABB reports its operational and financial results in U.S. dollars. Differences in our results in local currencies as compared to U.S. dollars are caused exclusively by changes in currency exchange rates.

Segment reporting

As disclosed in our 2005 Annual Report on Form 20-F, beginning in the first quarter of 2006, ABB modified its reporting from two primary reportable segments to five primary reportable segments due to organizational changes to strengthen the Company’s focus on customer relationships and growth. Therefore the segment disclosures for 2005 have been reclassified to conform to the current presentation.

Appendix II

Reconciliation of financial measures Q3 2006
$ millions unless otherwise indicated	Q3 06	Q3 05
EBIT margin:
Earnings before interest and taxes	686	463
Total revenues	6,025	5,606
EBIT margin	11.4%	8.3%

Net margin:
Net income	397	188
Total revenues	6,025	5,606
Net margin	6.6%	3.4%

	At Sept. 30, 2006	At June 30, 2006
Net cash:
Cash and equivalents	3,189	3,128
Marketable securities and short-term investments	699	441
Cash and marketable securities	3,888	3,569
Short-term debt and current maturities of long-term debt	97	175
Long-term debt	3,087	3,091
Total debt	3,184	3,266
Net cash	704	303

Gearing:
Total debt	3,184	3,266
Total stockholders’ equity	5,720	5,380
Minority interest	378	336
Gearing	34%	36%

EBIT margin and net margin are calculated by dividing EBIT and net income, respectively, by total revenues. Management believes EBIT margin and net margin are useful measures of profitability and uses them as performance targets.

Net cash is a financial measure that is calculated as the total of our cash and equivalents, marketable securities and short-term investments minus our total debt.

Gearing is a financial measure that is calculated as our total debt divided by the sum of total debt plus total stockholders’ equity, including minority interest. Total debt used to calculate net cash and gearing equals long-term debt plus short-term debt and current maturities of long-term debt. Management believes net cash and gearing are helpful in analyzing leverage and it considers both measures in evaluating possible financing transactions.

ABB Ltd Consolidated Income Statements

	Nine months ended		Three months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
$ millions, except per share data (unaudited)	2006	2005	2006	2005
Sales of products	$14,617	$13,656	$5,074	$4,569
Sales of services	2,774	2,668	951	1,037
Total revenues	17,391	16,324	6,025	5,606
Cost of products	(10,580)	(10,492)	(3,626)	(3,593)
Cost of services	(1,896)	(1,744)	(654)	(624)
Total cost of sales	(12,476)	(12,236)	(4,280)	(4,217)
Gross profit	4,915	4,088	1,745	1,389
Selling, general & administrative expenses	(3,186)	(2,909)	(1,086)	(935)
Other income	109	56	27	9
Earnings before interest and taxes	1,838	1,235	686	463
Interest and dividend income	110	116	27	36
Interest and other finance expense	(237)	(313)	(56)	(95)
Income from continuing operations before taxes and minority interest	1,711	1,038	657	404
Provision for taxes	(513)	(352)	(192)	(132)
Minority interest	(119)	(84)	(40)	(36)
Income from continuing operations	1,079	602	425	236

Loss from discontinued operations, net of tax	(111)	(89)	(28)	(48)
Net income	$968	$513	$397	$188

Basic earnings per share
Income from continuing operations	$0.51	$0.30	$0.20	$0.12
Loss from discontinued operations, net of tax	(0.05)	(0.05)	(0.02)	(0.03)
Net income	$0.46	$0.25	$0.18	$0.09
Average basic shares (in millions)	2,111	2,028	2,173	2,028

Diluted earnings per share
Income from continuing operations	$0.49	$0.29	$0.19	$0.11
Loss from discontinued operations, net of tax	(0.05)	(0.04)	(0.01)	(0.02)
Net income	$0.44	$0.25	$0.18	$0.09
Average diluted shares (in millions)	2,230	2,136	2,292	2,138

ABB Ltd Consolidated Balance Sheets

	September 30,	December 31,
$ millions, (unaudited)	2006	2005

Cash and equivalents	$3,189	$3,226
Marketable securities & short-term investments	699	368
Receivables, net	7,064	6,500
Inventories, net	4,054	3,059
Prepaid expenses	285	251
Deferred taxes	501	473
Other current assets	198	189
Assets held for sale and in discontinued operations	66	103
Total current assets	16,056	14,169

Financing receivables	574	645
Property, plant and equipment, net	2,652	2,548
Goodwill	2,535	2,479
Other intangible assets, net	314	349
Prepaid pension and other employee benefits	628	601
Investments in equity method companies	635	618
Deferred taxes	616	628
Other non-current assets	167	239
Total assets	$24,177	$22,276

Accounts payable, trade	$3,763	$3,307
Accounts payable, other	1,212	1,171
Short-term debt and current maturities of long-term debt	97	169
Advances from customers	1,405	1,005
Deferred taxes	209	187
Provision and other	2,719	2,642
Accrued expenses	1,975	1,909
Asbestos obligations	184	1,128
Liabilities held for sale and in discontinued operations	53	89
Total current liabilities	11,617	11,607

Long-term debt	3,087	3,933
Pension and other employee benefits	1,131	1,233
Deferred taxes	804	692
Asbestos obligations	348	—
Other liabilities	1,092	987
Total liabilities	18,079	18,452

Minority interest	378	341
Stockholders’ equity:
Capital stock and additional paid-in capital	4,453	3,121
Retained earnings	3,225	2,460
Accumulated other comprehensive loss	(1,854)	(1,962)
Less: Treasury stock, at cost (8,830,335 and 11,531,106 shares at September 30, 2006 and December 31, 2005)	(104)	(136
Total stockholders’ equity	5,720	3,483
Total liabilities and stockholders’ equity	$24,177	$22,276

ABB Ltd Consolidated Statements of Cash Flows

	Nine months ended		Three months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
$ millions (unaudited)	2006	2005	2006	2005
Operating activities
Net income	$968	$513	$397	$188
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	414	443	140	156
Provisions	164	185	55	124
Pension and postretirement benefits	5	54	13	15
Deferred taxes	91	1	18	(29)
Net gain from sale of property, plant and equipment	(54)	(36)	(8)	(2)
Income from equity accounted companies	(67)	(78)	(23)	(25)
Minority interest	118	83	39	35
Other	44	162	41	92
Changes in operating assets and liabilities:
Trade receivables	(467)	(554)	(215)	(245)
Inventories	(768)	(583)	(292)	(46)
Trade payables	279	60	64	(25)
Other assets and liabilities, net	172	67	294	121
Net cash provided by operating activities	899	317	523	359

Investing Activities
Changes in financing receivables	37	133	10	24
Purchases of marketable securities and short-term investments (other than trading)	(3,375)	(1,568)	(1,456)	(740)
Purchases of property, plant and equipment and intangible assets	(318)	(313)	(106)	(133)
Acquisition of businesses (net of cash acquired)	—	(16)	—	(3)
Proceeds from sales of marketable securities and short-term investments (other than trading)	3,027	1,425	1,201	488
Proceeds from sales of property, plant and equipment	70	47	10	15
Proceeds from sales of businesses (net of cash disposed)	18	(63)	(4)	(20)
Net cash used in investing activities	(541)	(355)	(345)	(369)

Financing Activities
Changes in borrowings with maturities of 90 days or less	(12)	67	(52)	27
Increases in borrowings	70	131	4	51
Repayment of borrowings	(101)	(626)	(21)	(296)
Payments made upon bond conversion	(72)	—	—	—
Payments made upon bond exchange	(114)	—	—	—
Payment of dividends	(203)	—	—	—
Other	(94)	(7)	(46)	17
Net cash used in financing activities	(526)	(435)	(115)	(201)

Effects of exchange rate changes on cash and equivalents	131	(225)	(2)	1
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	—	8	—	13
Net change in cash and equivalents - continuing operations	(37)	(690)	61	(197)

Cash and equivalents beginning of period	3,226	3,676	3,128	3,183
Cash and equivalents end of period	$3,189	$2,986	$3,189	$2,986

Interest paid	$224	$251	$88	$96
Taxes paid	$426	$265	$154	$120

ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Minimum pension liability adjustment	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
Balance at January 1, 2005	$3,083	$1,725	$(1,708)	$12	$(206)	$56	$(1,846)	$(138)	$2,824
Comprehensive income:
Net income		513							513

Foreign currency translation adjustments			(9)				(9)		(9)

Accumulated foreign currency translation adjustments allocated to divestments of businesses			3				3		3
Effect of change in fair value of available-for-sale securities, net of tax				(6)			(6)		(6)
Minimum pension liability adjustments, net of tax					24		24		24
Change in derivatives qualifying as cash flow hedges, net of tax						(52)	(52)		(52)
Total comprehensive income									473
Balance at September 30, 2005	$3,083	$2,238	$(1,714)	$6	$(182)	$4	$(1,886)	$(138)	$3,297

Balance at January 1, 2006	$3,121	$2,460	$(1,756)	$1	$(214)	$7	$(1,962)	$(136)	$3,483
Comprehensive income:
Net income		968							968
Foreign currency translation adjustments			65				65		65
Effect of change in fair value of available-for-sale securities, net of tax				(1)			(1)		(1)
Minimum pension liability adjustments, net of tax					(14)		(14)		(14)
Change in derivatives qualifying as cash flow hedges, net of tax						58	58		58
Total comprehensive income									1’076
Shares issued to Asbestos PI Trust
(CE Settlement Shares)	407								407
Payment of dividends		(203)							(203)
Conversion of convertible bonds	903							25	928
Employee incentive plans	3							7	10
Call options	19								19
Balance at September 30, 2006	$4,453	$3,225	$(1,691)	—	$(228)	$65	$(1,854)	$(104)	$5,720

ABB Ltd announces that the following members of the Executive Committee of ABB have purchased ABB’s registered shares through the ABB Employee Share Acquisition Plan (Automatic Dividend Reinvestment), in the following amounts:

Name and Position	Date	Number of shares purchased	Price per share
Anders Jonsson[1]	May 23, 2006	14	CHF 15.26
Member of the Executive
Committee

Bernhard Jucker	May 23, 2006	7	CHF 15.26
Member of the Executive Committee

Tom Sjökvist	May 23, 2006	7	CHF 15.26
Member of the Executive
Committee

Gary Steel	May 23, 2006	7	CHF 15.26
Member of the Executive
Committee

1  7 shares purchased by Ulla Jonsson, the spouse of Anders Jonsson.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 27, 2006	By:	/s/ FRANCOIS CHAMPAGNE
	Name:	Francois Champagne
	Title:	Group Vice President and
Senior Counsel

	By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel